Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                       July 14, 2008

SUPPLEMENT DATED JULY 14, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND JUNE PERFORMANCE UPDATE

FUND	JUNE	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	3.06%	17.38%	$80.7M	$1,537.115
Grant Park Futures Fund Class B Units	2.99%	16.88%	$485.1M	$1,335.565
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park’s long positions in the energy sector performed well as they rode a sector wide surge in prices this past month.  A combination of a weakening greenback and production concerns were the biggest contributors to the heightened prices in the sector.  The rebel group, MEND (The Movement for the Emancipation of the Niger Delta), continued their attacks on major oil producers in Africa, putting a clamp on the region’s ability to produce the highly sought after light sweet crude oil.  The comments made by two separate figureheads in the Middle East that oil prices could reach as high as $170 by summer’s end and that oil producer Libya may reduce oil production caused a big question mark to appear over the supply-side of the crude oil markets in the region, which drove prices upwards.

Another profitable sector for Grant Park this past month was the softs/agriculturals sector.  Leading the way was the portfolio’s long corn positions.  Massive rains sweeping across the Midwest, especially in Illinois, Iowa, and Missouri, kept many farmers out of their fields, as their corn crop spent a good portion of June under as much as six inches of water in certain areas.  In the face of weakening ethanol demand, Mother Nature drove corn prices up 20.45% before month’s end.

Short positions in the domestic and foreign equity indices markets fared well in June as well, due to the lingering effects of last year’s credit crisis on global stocks.  At home in the U.S., equity markets waned throughout the month on the heels of poor earning reports from some of the nation’s biggest financial firms.  Sky-rocketing oil prices and fleeting consumer confidence, both domestically and abroad, surely had an effect on the equity markets as well.

Grant Park performed well in the base metals sector in the month of June.  Fueled by supply constraints, price increases in the aluminum and copper markets were the main causes for profits in the sector.  A labor strike in Peru, a major producer of copper, and a temporary shutdown of a crucial aluminum producing plant here in the U.S. caused a shock in the market pushing the price of both metals up more than 7% for the month.  Also having a positive impact on the metals markets (as with most other commodities) was a decline in the value of the U.S. dollar.

Investments into the European fixed income markets experienced gains this past month.  Price movements were primarily driven by the announcement from the European Central Bank, stating they would be adopting a firmer monetary policy in the coming months to combat inflation.  The statement, which came as a surprise to many speculators given the poor economic outlook in Europe, pushed interest rate yields to near all-time highs, diving financial futures downwards in line with Grant Park’s short positions.  Despite losses in the domestic fixed income, short positions in the European markets, mainly the Euribor and German bund markets, overcame the setbacks and made the sector profitable for June.

The bulk of the setbacks this month came from the currency markets.  Contributing to losses were long positions in the New Zealand dollar.  Despite a slight retracement mid-month, the kiwi declined against the greenback on poor consumer confidence and unemployment figures in the region.  Dips in the kiwi can also be attributed to the announcement made by the Reserve Bank of New Zealand’s Governor saying that although rates remained steady in June, they would most likely be cut in the months to come.  Further adding to setbacks for the sector were losses in various minor currency positions, including the Colombian peso, Czech koruna, and Icelandic krona.

OTHER FUND NEWS
On July 1, 2008, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated December 3, 2007.  The prospectus supplement serves as notification of the General Partner’s intention to add two additional commodity trading advisors to Grant Park.  The new trading advisors, Global Advisors LP and Transtrend BV, will receive an initial allocation effective July 1, 2008.  Grant Park will continue to retain its current trading relationships with its six other existing advisors.

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

This change is the result of extensive qualitative and quantitative review and due diligence by the General Partner, and was undertaken to enhance and complement Grant Park’s current managers.  Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers.  It is the General Partner’s belief that the methods and market philosophies employed by the new managers compliment those used by our current managers and should add value.  However, ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurances that Grant Park will achieve its investment objectives.

We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail, you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JUNE 30, 2008

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	2,455,909	16,095,163	14,869,045	88,266,412	17,324,954	104,361,575
Change in Unrealized Income (Loss)	1,004,125	1,507,349	6,079,370	9,970,310	7,083,495	11,477,659
Brokerage Commissions	(19,202)	(97,814)	(116,259)	(550,154)	(135,461)	(647,968)
Exchange, Clearing Fees and NFA charges	(23,769)	(145,096)	(143,905)	(818,490)	(167,674)	(963,586)
Other Trading Costs	(60,199)	(368,520)	(364,468)	(2,085,528)	(424,667)	(2,454,048)
Change in Accrued Commissions	688	11,598	4,167	62,417	4,855	74,015

Net Trading Income (Loss)	3,357,552	17,002,680	20,327,950	94,844,967	23,685,502	111,847,647

Other Income:
Interest, U.S. Obligations	46,265	260,269	280,109	1,461,013	326,374	1,721,282
Interest, Other	126,993	964,292	768,866	5,404,869	895,859	6,369,161

Total Income (Loss)	3,530,810	18,227,241	21,376,925	101,710,849	24,907,735	119,938,090

Expenses:
Incentive Fees to Trading Managers	684,834	3,237,537	4,146,256	18,088,218	4,831,090	21,325,755
Administrative Fees	17,080	99,971	103,411	565,294	120,491	665,265
O&O Expenses	13,664	79,977	248,186	1,356,704	261,850	1,436,681
Brokerage Expenses	413,343	2,419,310	2,688,681	14,697,622	3,102,024	17,116,932
Illinois Replacement Tax

Total Expenses	1,128,921	5,836,795	7,186,534	34,707,838	8,315,455	40,544,633

Net Income (Loss)	2,401,889	12,390,446	14,190,391	67,003,011	16,592,280	79,393,457

Statement of Changes in Net Asset Value

Beginning Balance	76,360,824	72,077,907	461,430,268	383,607,889	537,791,092	455,685,796
Additions	2,015,491	9,021,019	13,090,908	53,869,082	15,106,399	62,890,101
Net Income (Loss)	2,401,889	12,390,445	14,190,391	67,003,011	16,592,280	79,393,456
Redemptions	(46,936)	(12,758,103)	(3,565,222)	(19,333,637)	(3,612,158)	(32,091,740)

Balance at JUNE 30, 2008	80,731,268	80,731,268	485,146,345	485,146,345	565,877,613	565,877,613
Total Units Held at End of The Period		52,521.30484		363,251.64597
Net Asset Value Per Unit		1,537.115		1,335.565
Rate of Return	3.06%	17.38%	2.99%	16.88%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP